WHITE KNIGHT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED

March 31, 2005

(unaudited)

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Unaudited –prepared by management)
Canadian Funds

		Mar 31 2005	June 30 2004
ASSETS
Current	Cash and cash equivalents	$125,422	$2,395,527
	Temporary investments	11,476,824	7,450,824
	Receivables	18,408	72,707
	Prepaid expenses	9,660	15,760
		11,630,314	9,934,818

Mineral property interests (Note 3)		2,492,559	1,754,374
Deferred exploration costs (Note 4)		1,254,487	733,072
Reclamation bonds		192,988	212,239
Equipment		145,358	85,903
		$15,715,706	$12,720,406
LIABILITIES
Current	Accounts payable and accruals	$4,818	$59,715
	Due to related parties (Note 6)	80,123	70,370
		84,941	130,085
SHAREHOLDERS’ EQUITY
Capital Stock	(Note 5)	26,746,772	22,904,872
Contributed Surplus		1,228,454	1,195,911
Deficit		(12,344,461)	(11,510,462)
		15,630,765	12,590,321

		$15,715,706	$12,720,406

Approved by the Board:

Director:	Director:

“John M. Leask”	“Megan Cameron-Jones”
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited –prepared by management)
For the period ended March 31 - Canadian Funds

	2005		2004

	Quarter to Date	Year to Date	Quarter to Date	Year to Date

EXPENSES
Amortization	$8,115	$22,949	$4,058	$4,972
Audit	3,302	45,394		10,950
Bank charges & interest	1,411	4,395	267	836
Consulting	29,120	88,830	22,736	54,533
Consulting - stock based compensation	32,543	32,543		50,625
Investor relations & shareholder info	8,208	92,402	14,990	36,362
Legal	4,116	20,691	1,554	12,694
Management fees	66,000	198,000	48,000	144,000
Office & miscellaneous	40,012	68,552	6,468	24,468
Rent	13,418	41,547	10,894	17,894
Telephone	4,063	12,051	1,674	4,648
Transfer agent & listing fees	6,216	28,320	31,604	42,364
Travel & entertainment	31,919	55,448	11,574	16,258
Wages & benefits	18,410	62,125	27,852	27,852
LOSS BEFORE UNDER-NOTED ITEMS	(266,853)	(773,247)	(181,671)	(448,456)

Interest income	9,864	91,231	21,922	28,350
Gain (loss) on foreign exchange	(8,347)	(66,508)	5,495	(1,640)
Option payments received (net)	32,385	91,648
Loss on disposal of equipment		(757)
Gain (loss) on disposal of investments	(399)	506
Write-off of deferred expl. costs	(51,486)	(176,872)	(45,533)	(96,161)
LOSS FOR THE PERIOD	$(284,836)	$(833,999)	$(199,787)	$(517,907)

Loss per common share	$(0.005)	$(0.016)	$(0.005)	$(0.014)

Weighted average number of common
shares outstanding	54,036,497	52,759,824	41,013,265	36,318,162

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
 (Unaudited –prepared by management)
For the period ended March 31 - Canadian Funds

	Number of				Contributed
	Shares		Price	Amount	Surplus	Deficit	Total

Balance, June 30, 2004	50,029,386	$		$22,904,872	$1,195,911	$(11,510,462)	$12,590,321

Shares issued for:
Exercise of warrants	2,290,000		0.60	1,374,000			1,374,000
Exercise of stock options	230,000		0.30	69,500			69,500
Private placement	1,500,000		1.58	2,370,000			2,370,000
Mineral property interests	40,000		0.71	28,400			28,400
Stock-based compensation					32,543		32,543

Loss for the period						(833,999)	(833,999)

Balance, Mar 31, 2005	54,089,386			$26,746,772	$1,228,454	$(12,344,461)	$15,630,765

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited –prepared by management)
For the period ended March 31 – Canadian Funds

	2005		2004
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Resources Provided By (Used In)
Operating Activities
Loss for the period	$(284,836)	$(833,999)	$(199,787)	$(517,907)
Amortization	8,115	22,949	4,058	4,972
Write-off of deferred exploration costs	51,486	176,872	45,533	96,161
Stock based compensation	32,543	32,543		50,625
Changes in non-cash working capital
Decrease (increase) in prepaid expenses	(7,101)	6,100	(17,038)	(12,645)
Decrease (increase) in receivables	40,442	54,299	4,102	(13,626)
Increase (decrease) in A/P & accr. liabilities	(32,641)	(54,897)	14,384	20,839
Increase (decrease) in due to related parties	(10,491)	9,753	(19,844)	(181,613)
	(202,483)	(586,380)	(168,592)	(553,194)

Investing Activities
Acquisition of mineral property interests	(67,372)	(709,785)	(189,160)	(520,374)
Deferred exploration costs, net of recoveries	(59,702)	(698,287)	(64,920)	(170,429)
Acquisition of temporary investments	225,386	(4,026,000)
Acquisition of equipment	(9,305)	(82,404)	(33,791)	(33,791)
Reclamation bonds	(1,178)	19,251	(1,554)	3,801
	87,829	(5,497,225)	(289,425)	(720,793)

Financing Activities
Issuance of capital stock	8,000	3,813,500	6,529,826	9,448,716
	8,000	3,813,500	6,529,826	9,448,716

Net Increase (decrease) in Cash and Cash
Equivalents	(106,654)	(2,270,105)	6,071,809	8,174,729

Cash and Cash Equivalents – Beginning
of Period	232,076	2,395,527	2,236,306	133,386

Cash and Cash Equivalents – End of Period	$125,422	$125,422	$8,308,115	$8,308,115

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2005

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for a number of years at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Mar 31 2005	Jun 30 2004

Working capital	11,545,373	$9,804,733
Deficit	(12,344,461)	(11,510,462)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended June 30, 2005.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2004.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2005	Page 2

	Comparative figures

	Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

		Balance at				Balance at
		June 30, 2004	Additions		Recovery	Mar 31, 2005

	Nevada Properties
	Benmark	$24,922	$31,913	$		$56,835
	Celt	106,057	194,727		(16,643)	284,141
	Cottonwood	58,016	30,578			88,594
	Fye Canyon	119,889	57,648		(3,675)	173,862
	Gold Bar Horst	82,543	38,344			120,887
	Gold Pick	10,811	2,173			12,984
	Goldstone	19,846	(2,125)			17,721
	Hunter	62,830	25,976			88,806
	Ian		18,959			18,959
	Indian Ranch	108,402				108,402
	Knolls		58,244			58,244
	McClusky Pass	56,195	40,604			96,799
	New Pass	402,981	17,915		(1,143)	419,753
	Pat Canyon	34,965	46,270			81,235
	Slaven Canyon	163,313	86,361			249,674
	South Cabin Creek	17,426	5,014			22,440
	Squaw Creek	426,563	25,551		(1,612)	450,502
	Tonkin Summit	59,615	41,237			100,852
	Miscellaneous properties		41,869			41,869
	Total Nevada Properties	$1,754,374	$761,258		$(23,073)	$2,492,559

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing.

Nevada Properties

New Pass Project

During the period, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) (the “NP Agreement”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$50,000 and 100,000 shares received). Upon vesting, ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. The Company agreed to pay a $10,000 finders fee. In February 2005, ODE assigned its rights under the NP Agreement to Bonaventure Enterprises Inc.

Squaw Creek Project

During the period, the Company executed an Option Agreement with Consolidated Odyssey Exploration Inc. (“ODE”) (the “SC Agreement”) whereby ODE may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$50,000 and 100,000 shares received). Upon vesting,

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2005	Page 3

	ODE may elect to earn an additional 10% interest by financing the completion of a feasibility study. The Company agreed to pay a $10,000 finders fee. In February 2005, ODE assigned its rights under the SC Agreement to Bonaventure Enterprises Inc.

4.	DEFERRED EXPLORATION COSTS

					Balance at			Balance at
					June 30,			Mar 31,
	By Type of Cost				2004		Additions	2005

	Assays				$681,131		$32,142	$713,273
	Consulting				2,577,377		226,165	2,803,542
	Drilling				2,753,845		213,802	2,967,647
	Surveys				497,304		235,318	732,622
	Trenching and site preparation				368,921		28,017	396,938
	Reclamation				179,489			179,489
	Recording				80,079			80,079
	Field operations				680,355		55,590	735,945
	Drafting and report preparation				416,202		10,189	426,391
	Transportation				91,287		60	91,347
	Supervision				356,723		17,182	373,905
	Recovery				(4,897,361)		(110,178)	(5,007,539)
	Write-off				(3,052,280)		(186,872)	(3,239,152)

	Total				$733,072		$521,415	$1,254,487

		Balance at						Balance at
		June 30,						Mar 31,
	By Property	2004	Additions		Recoveries		Write-offs	2005

	Nevada Properties
	Benmark	$2,091	$3,880	$		$		$5,971
	Celt	24,295	42,934					67,229
	Cottonwood	30,807	59,675					90,482
	Fye Canyon	31,495	44,996					76,491
	Gold Bar Horst	40,975	13,990					54,965
	Gold Pick	60,933	6,893					67,826
	Goldstone	2,920						2,920
	Hunter	23,028	1,901					24,929
	Ian		626					626
	Indian Ranch	12,395	10,882					23,277
	Knolls		7,364					7,364
	McClusky Pass	21,506	43,847					65,353
	New Pass	237,246	11,339		(105,763)			142,822
	Pat Canyon	13,007	9,854					22,861
	Slaven Canyon	199,521	336,593					536,114
	South Cabin Creek	26,322	5,925					32,247
	Squaw Creek	2,227	12,188		(4,415)		(10,000)
	Tonkin Summit	4,304	28,706					33,010
	General exploration		176,872				(176,872)

	Total Nevada Properties	$733,072	$818,465		$(110,178)		$(186,872)	$1,254,487

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended Mar 31, 2005	Page 4

5 .	CAPITAL STOCK

	Authorized: 100,000,000 common shares without par value.

	Warrants

	At March 31, 2005, the following warrants were outstanding:

	Number	Exercise
	of Warrants	Price		Expiry Date

	1,266,666	$1.25		June 25, 2005
	7,719,998	1.25		July 29, 2005
	588,235	1.25		August 3, 2005
	1,500,000	2.50		December 20, 2005
	11,074,899

	Warrant transactions and the number of warrants outstanding are summarized as follows:

		Number	Exercise
		of Warrants	Price	Expiry Date
	Balance, June 30, 2004	11,964,899

	Warrants issued	1,500,000	$2.50	December 20, 2005
	Warrants exercised	(2,090,000)	$0.60	August 3, 2004
	Warrants expired	(100,000)	0.60	August 3, 2004
	Warrants exercised	(200,000)	0.60	October 24, 2004
	Balance, March 31, 2005	11,074,899

	Stock options
	At March 31, 2005, the following incentive stock options were outstanding:

	Number	Exercise
	of Shares	Price		Expiry Date

	55,000	$0.10		May 14, 2006
	805,500	0.23		January 23, 2008
	2,074,500	0.41		September 23, 2008
	300,000	0.75		March 1, 2009
	50,000	0.85		March 21, 2010
	3,285,000

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2005	Page 5

	Stock option transactions and the number of stock options outstanding are summarized as follows:

			Weighted
			Average
		Number	Exercise
		of Options	Price

	Balance, June 30, 2004	3,665,000	$0.43
	Options granted	50,000	0.85
	Options cancelled	(200,000)	1.25
	Options exercised	(230,000)	0.30

	Balance, March 31, 2005	3,285,000	0.40

	Number of options currently exercisable	3,160,000	$0.37

	During the period ended March 31, 2005, the Company’s board of directors approved the grant of stock options to employees to purchase an aggregate of 50,000 shares of its common stock. These options had an exercise price of $0.85 and vested immediately. As a result, the Company recorded $32,543 in consulting – stock-based compensation and contributed surplus.

	The following assumptions were used for the Black-Scholes valuation of stock options granted during the period ending March 31, 2005:

		2005	2004

	Risk-free interest rate	3.80%	3.89%
	Expected life of options	5 years	5 years
	Annualized volatility	101.19%	115.9%
	Dividend	0%	0%

6.	RELATED PARTY TRANSACTIONS

	During the year to date, the Company paid management fees in the amount of $198,000 (2004 - $144,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $85,111 (2004 - $83,732) to directors and officers of the Company and companies controlled by directors. Of that amount, $78,850 (2004 - $83,732) is included or written off to deferred exploration costs.

	During the year to date, the Company paid administrative fees in the amount of $3,813 (2004 - $Nil) to a company controlled by a director.

Amounts payable to related parties at March 31, 2005 aggregated $80,123 (June 30, 2004 - $70,370). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended March 31, 2005	Page 6

7 .	SUBSEQUENT EVENTS

In April 2005, the Company executed a consulting agreement with Kareen McKinnon, Vice-President,  Corporate Development, which provides for monthly remuneration of $4,000. The Company also  granted Ms. McKinnon 100,000 incentive stock options at a price of $0.67, exercisable for five years.

8 .	SEGMENTED INFORMATION

	The Company operates under one segment, that being the exploration and development of mineral properties. Geographical information is as follows:

						Mineral
						Property
						Interests
						and
						Deferred
		Total				Exploration	Other
		Assets		Equipment		Costs	Assets

	March 31, 2005
	Canada	$11,565,127		$31,107	$		$11,534,020
	United States	4,150,579		114,251		3,747,046	289,282

		$15,715,706		$145,358		$3,747,046	$11,823,302

	June 30, 2004
	Canada	$9,921,453	$		$		$9,921,453
	United States	2,798,953		85,903		2,487,446	225,604

		$12,720,406		$85,903		$2,487,446	$10,147,057

		2005			2004

		Quarter		Year		Quarter	Year
		to Date		to Date		to Date	to Date

	Loss before other items:
	Canada	$211,645		$613,750		$140,489	$401,601
	United States	55,208		159,497		41,182	46,855

		$266,853		$773,247		$181,671	$448,456

WHITE KNIGHT RESOURCES LTD.
Corporate Information

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Group	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 1400, 1055 West Hastings St.	Davidson & Company
Vancouver, BC, Canada	Chartered Accountants
V6E 2E9	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
100,000,000 Common shares	Vancouver, BC, Canada
Issued as at May 15, 2005: 54,089,386

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V